TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S
DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	2
2020 HIGHLIGHTS	3
SELECTED FINANCIAL INFORMATION	8
CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS (1)(2)	9
MINERAL PROPERTY PORTFOLIO GOLD RESOURCES	10
MINERAL PROPERTY PORTFOLIO REVIEW	11
SELECTED QUARTERLY FINANCIAL INFORMATION	18
MINERAL PROPERTY BALANCES	19
RESULTS OF CONTINUING OPERATIONS	22
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	25
OUTLOOK	26
FINANCIAL INSTRUMENTS	27
RELATED PARTY TRANSACTIONS	28
OFF-BALANCE SHEET ARRANGEMENTS	28
NON-IFRS MEASURES	29
CHANGES IN ACCOUNTING POLICIES	30
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	30
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	30
RISKS AND UNCERTAINTIES	31
QUALIFIED PERSONS	34
SECURITIES OUTSTANDING	34
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	35
FORWARD-LOOKING INFORMATION	36
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	37

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three and six months ended June 30, 2020, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34 Interim Reporting. The unaudited condensed interim consolidated financial statements should also be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These documents along with additional information on the Company, including the Company’s Annual Information Form for the year ended December 31, 2019, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov., and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section on page 37 of this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section on page 38 of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section on page 30 of the MD&A entitled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of August 6, 2020 and all information contained in this MD&A is current as of August 5, 2020.

COMPANY OVERVIEW AND STRATEGY

First Mining was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018. First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category. A Pre-Feasibility Study (the “PFS”) is underway at Springpole, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company has also entered into an agreement with Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) for the indirect sale of its Goldlund property, after which it will hold a large equity position in Treasury Metals who will be advancing the Goliath-Goldlund gold project. First Mining’s eastern Canadian property portfolio also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd. (“Auteco”)), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

The following table highlights the Company’s material projects:

Project	Location
Springpole Gold Project	Northwestern Ontario, Canada
Goldlund Gold Project (1)	Northwestern Ontario, Canada
Hope Brook Gold Project	Newfoundland, Canada
Cameron Gold Project	Northwestern Ontario, Canada
Pickle Crow Gold Project (2)	Northwestern Ontario, Canada

(1)
The Company has entered into a share purchase agreement Treasury Metals pursuant to which Treasury Metals will acquire all of the issued and outstanding shares of Tamaka Gold Corporation (“Tamaka”), a wholly-owned subsidiary of First Mining that owns Goldlund Gold Project Subject to satisfaction or waiver of all applicable conditions, this transaction is expected to close in Q3 2020 and the Goldlund Gold Project will cease to be under First Mining’s direct control.
(2)
Pickle Crow Gold Project is subject to an Earn-In Agreement (described below) pursuant to which Auteco is the operator of the property and may acquire up to an 80% interest in the property.

2020 HIGHLIGHTS

The following highlights the Company’s developments during the first six months of 2020 (including subsequent events up to August 5, 2020). For further information, please refer to the “News” section on the Company’s website at www.firstmininggold.com.

COVID-19 Response

On March 24, 2020, the Company announced that it had commenced the demobilization of employees and contractors at the Springpole Gold Project and the Goldlund Gold Project. To date, First Mining has not had any cases of COVID-19 novel coronavirus (“COVID-19”) at its camp operations or its head office in Vancouver. The health and safety of First Mining’s workforce, their families and the communities in which the Company operates is First Mining’s number one concern. In the interests of the health and well-being of its employees, contractors, visitors to its office and operations, and the families of all such persons, First Mining also implemented a work from home policy for its employees until further notice. First Mining is committed to fully supporting safety measures for our workforce, families and communities.

At the Springpole Gold Project, the Company initially demobilized one of its two drill crews. In order to ensure the health and safety of all its employees the Company had intended to complete the current shift rotation while limiting access to site for any new individuals. Work at site was nearing completion ahead of a planned reduction in on-site activities until after the spring ice break-up. However, due to the current environment, First Mining decided to demobilize the remaining contractors and staff and keep Springpole Gold Project on care and maintenance until it is able to restart its work programs. At the Goldlund Gold Project, drill crews went on a scheduled break in mid-March and were subsequently demobilized.

On May 28, 2020, the Company announced the restart of field operations at the Springpole Gold Project and the Goldlund Gold Project. First Mining has implemented a COVID-19 risk mitigation policy incorporating recommendations set by the Government of Ontario, to provide health and safety guidance and recommendations to its employees and contractors. All employees and contractors at Springpole and Goldlund will be subject to heightened health and safety standards in accordance with precautions put in place by the Government of Ontario and the Company.

Management continues to monitor the COVID-19 situation very closely and will adapt technical work programs as the situation evolves.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Springpole Gold Project

Silver Stream

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”) (TSX: FR) (NYSE: AG), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million, over three stages, for the right to purchase 50% of the payable silver produced from Springpole for the life of the Project (the “Stream”) and 30 million common share purchase warrants of First Mining. Each warrant will entitle First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years.

Pursuant to the Silver Purchase Agreement, consideration of US$22.5 million is payable in three stages:

●
US$10 million was paid on closing of the Silver Purchase Agreement, with US$2.5 million paid in cash and the remaining $7.5 million satisfied by issue of 805,698 common shares of First Majestic (the “First Majestic Shares”);
●
US$7.5 million is payable upon First Mining publicly announcing the completion of a positive PFS for Springpole, with US$3.75 million payable in cash and US$3.75 million payable in First Majestic Shares based on 20-day volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the Toronto Stock Exchange (the “TSX”); and
●
US$5 million is payable upon First Mining receiving approval of a Federal or Provincial Environmental Assessment for the Springpole Project, with US$2.5 million payable in cash and the balance in First Majestic Shares (based on 20-day VWAP).

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of commercial production at the Project. First Mining has the right to repurchase 50% of the Stream for US$22.5 million at any time prior to the commencement of commercial production at Springpole.

It is anticipated that the proceeds received by First Mining will be used to advance Springpole through the PFS and the Environmental Assessment processes, and to fund general corporate expenses.

Commencement of Pre-Feasibility Study

On November 14, 2019, the Company announced that it had entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a PFS for Springpole Gold Project. The PFS will follow on from the work completed during the Springpole Gold Project PEA phase (described below), initially focusing on trade-off studies and optimizations to define the ultimate project scope. The final project scope will then be incorporated into the PFS. Ausenco or an affiliate will be entitled to receive approximately $1,600,000 in fees thereunder.

Pursuant to the agreement referenced above, on January 15, 2020, the Company closed a private placement with Ausenco, for gross cash proceeds of approximately $750,000 in respect of its subscription for common shares (the “Ausenco Offering”). Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share.

For the balance of the PFS, the Company is required to issue common shares to Ausenco in exchange for services provided. Once Ausenco has completed an additional $375,000 in services in relation to the PFS, First Mining will issue to Ausenco a further $375,000 of common shares. Pricing will be based on the 30-day volume weighted average price (“VWAP”) at that time less the maximum discount allowed under Toronto Stock Exchange (“TSX”) rules, subject to the minimum pricing rules of the TSX.

Upon completion of the PFS and the announcement by First Mining of the PFS results, First Mining will satisfy the remaining amount owing for completion of the PFS by issuing a final tranche of common shares to Ausenco. This final tranche of common shares will be issued to Ausenco at least five trading days have passed after the date of the Company’s news release announcing the results of the PFS, with pricing of the common shares based on the 30-day VWAP as of the news release date, subject to the minimum pricing rules of the TSX.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Ausenco will issue separate monthly statements to the Company for total labour and other direct costs to assist with tracking against the initial budget proposal. Any additional costs represented by a change order will either be paid in cash or through the issuance of additional common shares to Ausenco in satisfaction of the costs in the change order. If the Company chooses to pay the amounts in common shares, these common shares will be issued once the PFS has been delivered to First Mining. The shares issued for such purposes will be based on the 30-day VWAP less the maximum discount allowed under TSX rules (with the last day of the 30-day period being the date on which the PFS is delivered to the Company).

Goldlund Gold Project

Transaction with Treasury Metals

On June 3, 2020, First Mining entered into a share purchase agreement (the “Share Purchase Agreement”) with Treasury Metals, pursuant to which Treasury Metals will acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a wholly-owned subsidiary of the Company (the “Transaction”). Under the terms of the Share Purchase Agreement, upon closing First Mining will receive total consideration comprised of (i) 130 million common shares of Treasury Metals (“TML Shares”); (ii) 35 million common share purchase warrants of Treasury Metals (“TML Warrants”) with an exercise price of $0.50 for a 3-year term; (iii) a 1.5% NSR royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) milestone payments totaling $5 million, payable in cash, on certain key advancements at Goldlund. Upon closing First Mining will hold approximately 40% of Treasury Metals (on an undiluted basis) and will also have the right to appoint three nominees to the board of directors of Treasury Metals.

Details of the milestone payments are as follows:

●
$2.5 million payable upon receipt of a mining lease to extract material from an open pit mine at Goldlund; and
●
$2.5 million payable upon 300,000 tonnes of ore that can from the basis of a mineral reserve being extracted from a mine at Goldlund.

Entering into the Share Purchase Agreement was considered an indicator of impairment and evidence of conditions that existed at June 30, 2020. Therefore, during the six months ended June 30, 2020, the Company completed an impairment test and recorded an impairment of the Goldlund project amounting to $22,498,000 (2019 - $nil), based on the recoverable amount (the fair value less costs to sell (“FVLCS”)) indicated by the Share Purchase Agreement. In determining the recoverable amount, management estimated the fair value of the 130 million TML Shares based on quoted market prices, the fair value of the 35 million TML Warrants based on a Black-Scholes option valuation and the fair value of the 1.5% royalty and milestone payments totaling $5 million based on a probability weighted discounted cash flow model. The recoverable amount estimate is sensitive to changes in the milestone payment probability assumptions and the discount rate applied to the associated cash flows of 6.50%. The impairment fair value estimate is a Level 3 fair value measurement.

First Mining intends to distribute up to 70 million TML Shares received under the Transaction, along with all 35 million TML Warrants, to First Mining shareholders within 12 months of closing. Completion of the Transaction is subject to customary closing conditions, including approval of a majority of the votes cast by the shareholders of Treasury Metals at a shareholder meeting, and approval of the Toronto Stock Exchange in connection with the 130 million TML Shares and the 35 million TML Warrants being issued under the Transaction. Treasury Metals has called an annual general and special meeting of its shareholders to be held August 5, 2020, and at such meeting, the shareholders of Treasury Metals will be asked to approve the Transaction. If the Transaction is approved by the shareholders of Treasury Metals, closing of the Transaction is expected to occur on August XX, 2020.

Upon signing of the Share Purchase Agreement on June 3, 2020, the disposal group for Goldlund was considered to be a disposal group held for sale. Upon classification of the Goldlund disposal group as held for sale, the Company reclassified $77,867,000 from the Goldund Gold Project balance to non-current assets held for sale.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

“Main Zone” Drill Program

Following completion of the 2019 drilling at its Miller prospect (“Miller”) at the Goldlund Gold Project, the exploration program moved to the Goldlund Gold Project Main Zone area (“Main Zone”) in Q4 2019 and continued there in 2020 until a scheduled break in mid-March. On May 31, 2020, the Company recommenced its 2020 drill program with a plan to drill a further 2,000 metres (“m”) to fulfill flow-through requirements from the Company’s December 18, 2019 private placement.

The initial phase of this Main Zone drill program commenced in November 2019 and was completed in March 2020 (prior to a temporary field program shutdown at Goldlund Gold Project due to COVID-19, which coincided with the scheduled mid-March break), and consisted of 39 holes (approximately 7,300 m), with the overall program’s focus being to define and extend mineralization in the eastern and western portions of Zones 1, 2, 3 and 4. Fourteen of these holes (approximately 2,500 m) were drilled in 2019, with a further 25 holes (approximately 4,800 m) drilled during Q1 2020, with holes primarily targeting the Zone 2 and 3 areas. A further 9 holes (approximately 1,600 m) were completed when the program restarted in May after the COVID-19 shutdown. To date, a total of 48 holes (approximately 8,958 m) have been completed at the Main Zone as part of the 2019 – 2020 drill program.

Drilling at the Main Zone is focused on delineating mineralization between the currently-defined zones of the Goldlund Gold Project deposit.

The main Goldlund Gold Project deposit that hosts the current mineral resource estimate remains open along strike to the northeast, to the southwest, and at depth.

Pickle Crow Gold Project, Ontario

On January 27, 2020, the Company entered into a binding term sheet (the “Term Sheet”) with Auteco Minerals Ltd (“Auteco”) (ASX: AUT) whereby Auteco may earn up to an 80% interest in the Pickle Crow Gold Project (the “Earn-In”). On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Earn-In Agreement”), which replaced the Term Sheet. Pursuant to the Earn-In Agreement, Auteco can earn a full 80% equity interest in PC Gold Inc. (“PC Gold”), a wholly-owned subsidiary of First Mining which owns the Pickle Crow Gold Project, by (a) incurring a total of $10,000,000 in exploration and environmental expenditures over five years, (b) making cash payments to First Mining totaling $4,100,000 (of which the Company has received $100,000 to date), and (c) issuing 125 million shares of Auteco to First Mining (of which the Company has received 25 million shares to date). First Mining will also retain a 2% Net Smelter Returns (“NSR”) Royalty, 1% of which can be purchased by Auteco for USD $2,500,000. During the term of the Earn-In Agreement, Auteco will be responsible for all program costs. During the six months ended June 30, 2020, the Company received the scheduled consideration in cash of $100,000 and 25 million shares of Auteco under the terms of the Earn-in Agreement. In addition, Auteco incurred a total of $781,000 in exploration expenditures during the six months ended June 30, 2020.

Cash, exploration expenditures incurred and the initial valuation of Auteco shares on the date of receipt were recorded as a liability (Option - PC Gold liability) on the consolidated statements of financial position, representing the Company’s obligation to deliver the shares of PC Gold Inc., owner of the Pickle Crow Gold Project, to Auteco at its option. The obligation to deliver shares of PC Gold Inc. to Auteco at its option is considered to be a derivative financial liability as it relates to shares of the Company’s subsidiary rather than a direct interest in the Pickle Crow Gold Project. The option liability is measured at fair value through profit and loss (“FVTPL”). During the six months ended June 30, 2020, management concluded that there was no change in the fair value of the Option – PC Gold liability. A marketable securities fair value gain of $3,013,000 was recorded, based on changes in fair value of Auteco shares from the date of receipt to June 30, 2020. As at June 30, 2020, the carrying value of the Pickle Crow Gold Project is $20,121,000 (December 31, 2019 - $19,263,000).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Pursuant to the Earn-In Agreement, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three-year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000,000 on exploration and $1,000,000 on environmental matters on the Pickle Crow Gold Project (or cash payments in lieu), of which $750,000 must be incurred within the first 12 months; and
o
Issuing 100 million shares of Auteco to First Mining.
●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000,000 on exploration on the Pickle Crow Gold Project (or cash payments in lieu);
o
Making a $1,000,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In).

In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000,000 in cash. If Auteco should fail to meet such requirements within the applicable time periods, the Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination. Further details regarding the Earn-In are set out in the Company’s March 12, 2020 news release. In May 2020, Auteco raised $5.1M Australian dollars in a private placement from Australian and overseas institutions.

Non-Brokered Private Placement Financings

On March 6, 2020, the Company closed the third and final tranche of a non-brokered private placement initially announced on February 6, 2020, pursuant to which it raised aggregate gross proceeds of $8,532,000 (the “2020 Offering”). Pursuant to the 2020 Offering, the Company issued an aggregate of 27,420,318 units of the Company (the “Units”) at a price of $0.22 per Unit for gross proceeds of $6,032,000 and 10,000,000 flow-through units of the Company (the “FT Units”) at a price of $0.25 per FT Unit for gross proceeds of $2,500,000. The 2020 Offering closed in three tranches, with 10,000,000 FT Units issued on February 14, 2020, 23,328,818 Units issued on February 28, 2020 and 4,091,500 Units issued on March 6, 2020. In connection with the 2020 Offering, the Company paid issuance costs of $128,000 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.33. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

At-The-Market Financing

On August 20, 2019, First Mining announced it had entered into an at-the-market ("ATM") equity distribution agreement with Cantor Fitzgerald Canada Corporation (“Cantor”) as agent pursuant to which First Mining may, at its discretion and from time-to-time, sell up to $15.0 million of common shares of the Company to the public at the prevailing market price of the Company’s common shares on the TSX at the time of such sale. The sale of these common shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, or any other recognized marketplace upon which the Company’s common shares are listed or quoted or where the common shares are traded in Canada. During the six months ended June 30, 2020, First Mining did not sell any common shares of the Company under the ATM facility. As at the date of this MD&A, First Mining has sold 532,000 common shares of the Company under the ATM program at an average price of $0.24 per common share for gross proceeds of $129,000, or net proceeds of $125,000 after deducting the commission of $4,000 paid to Cantor in respect of these ATM sales.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

SELECTED FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the six months ended June 30,
	2020	2019	2018
Mineral Property Expenditures(1)	$6,194	$2,245	$4,736
Net Loss	(20,993)	(3,042)	(5,050)
Net Loss Excluding Certain Non-cash items(2)(3)	(1,874)	(1,993)	(2,437)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$(0.03)	$(0.01)	$(0.01)

Financial Position (in $000s):	June 30,	December 31,	December 31,
	2020	2019	2018
Cash and Cash Equivalents	$6,475	$5,902	$5,115
Working Capital(2)	8,596	5,780	7,536
Marketable Securities	5,601	1,775	2,597
Mineral Properties	159,630	252,815	244,129
Non-current Assets Held for Sale	77,993	-	-

Total Assets	258,044	268,020	257,532
Total Non-current Liabilities	$1,959	$3,139	$-

(1)
This represents mineral property expenditures per consolidated statements of cash flows.
(2)
This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures”.
(3)
“The certain non-cash items excluded” refers to the “Share-based payments”, “Write-down of mineral properties”, “Marketable securities fair value gain”, “Loss on disposal of subsidiaries” and “Deferred income tax expense (recovery)”.
(4)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS (1)(2)

(1)
The Company has entered into a share purchase agreement with Treasury Metals pursuant to which Treasury Metals will acquire all of the issued and outstanding shares of Tamaka, a wholly-owned subsidiary of First Mining that owns Goldlund Gold Project. Subject to satisfaction or waiver of all applicable conditions, this transaction is expected to close in Q3 2020 and the Goldlund Gold Project will cease to be under First Mining’s direct control.
(2)
Pickle Crow Gold Project is subject to an Earn-In Agreement pursuant to which Auteco is the operator of the property and may acquire up to an 80% interest in the property.

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:
●
Tier 1 projects are core, material assets which include the Company’s largest and most advanced mineral resource-stage projects.
●
Tier 2 projects are resource-stage assets which host mineral resources.
●
Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	18,470	1.52	-	901	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Goldlund Gold Project(8)	12,860,000	1.96	-	809,200	-
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	7,122,070	1.73	-	396,134	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Goldlund Gold Project(8)	18,362,000	1.49	-	876,954	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	9,452,000	4.10	-	1,230,500	-
Duparquet Gold Project(3)	4,066,284	1.85	-	242,312	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,378,470	2.74	-	297,901	-
Total Indicated Resources	168,611,270	1.30	5.40	7,085,495	24,190,000
Total Measured and Indicated Resources	171,989,740	1.33	5.40	7,383,396	24,190,000
Total Inferred Resources	53,290,384	2.21	3.10	3,760,409	1,120,000

(1)
The mineral resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s Annual Information Form for the year ended December 31, 2019, which is available under the Company’s SEDAR profile at www.sedar.com.
(2)
Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) measured resources at 3.09 g/t Au.
(3)
The Company owns 100% of the Central Duparquet Property, and a 10% indirect interest in the Duparquet Gold Project. The measured, indicated and inferred mineral resources for Duparquet shown in the above table reflect both of these ownership interests.
(4)
Open pit mineral resources are reported at a cut-off grade of 0.4 g/t Au. Cut-off grades are based on a gold price of USD$1,400/oz and a gold processing recovery of 80% and a silver price of USD$15/oz and a silver processing recovery of 60%. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.1. Silver resource shown in separate column with grade representing silver g/t, and contained ounces representing silver Ag.
(5)
Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) indicated resources at 2.08 g/t Au.
(6)
Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) inferred resources at 2.54 g/t Au.
(7)
Comprises 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) inferred resources at 1.30 g/t Au, and 7,565,000 tonnes of underground inferred resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre.
(8)
Resources are stated as contained within a conceptual pit shell using a gold price of USD$1,350/oz, mining costs of USD$2.00 per tonne, processing plus G&A costs of USD$15.40 per tonne, 93% recoveries and an average pit slope of 48 degrees.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada and the United States. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in the section below or anywhere else in this MD&A, a PEA is preliminary in nature, any inferred mineral resources included therein are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates herein and in any technical reports referred to herein constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

Tier 1 Projects

Springpole Gold Project, Ontario

The Springpole Gold Project covers an area of 41,943 hectares in northwestern Ontario, consisting of 30 patented mining claims, 435 contiguous mining claims and thirteen mining leases. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72-man onsite camp, winter road access, a logging road and nearby power lines within 40 km. Springpole Gold Project is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements.

With approximately 4.7 million ounces of gold and 24 million ounces of silver in the indicated resource category, Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

Silver Stream

On July 2, 2020, the Company closed a silver purchase agreement with First Majestic. Under the terms of the Silver Purchase Agreement, First Majestic has agreed to pay First Mining total consideration of US$22.5 million, over three stages, for the right to purchase 50% of the payable silver produced from Springpole for the life of the Project and 30 million common share purchase warrants of First Mining. Each warrant will entitle First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years.

As initial upfront consideration, subsequent to June 30, 2020, First Majestic paid US$10 million to First Mining on closing, with US$2.5 million paid in cash and the remaining US$7.5 million paid in common shares of First Majestic (the Company received 805,698 First Majestic shares).

First Majestic will make ongoing cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of commercial production at the Project. First Mining has the right to repurchase 50% of the Stream for US$22.5 million at any time prior to the commencement of commercial production at Springpole.

The proceeds received by First Mining will be used to advance Springpole through the PFS and the Environmental Assessment processes, and to fund general corporate expenses.

Updated Preliminary Economic Assessment

On October 16, 2019, the Company announced the results of an updated independent Preliminary Economic Assessment study for the Springpole Gold Project (the “2019 Springpole Gold Project PEA”) that was prepared by SRK Consulting (Canada) Inc. The 2019 Springpole Gold Project PEA provides updates from the previous PEA for the Springpole Gold Project completed in October 2017 (the “2017 Springpole Gold Project PEA”).

The 2019 Springpole Gold Project PEA evaluates recovery of gold and silver from a 36,000 tonne-per-day (“tpd”) open pit operation, with a process plant that includes crushing, grinding and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bullion. Updated metallurgical testwork that has demonstrated the potential for significantly improved gold and silver recoveries was included along with updated operating and capital cost estimates. The mineral resource calculations provided in the 2019 Springpole Gold Project PEA were not impacted and remain the same as were stated in the 2017 Springpole Gold Project PEA. A copy of the 2019 Springpole Gold Project PEA technical report entitled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, which has an effective date of September 1, 2019, was filed by the Company on SEDAR on November 7, 2019. Under the 2019 Springpole Gold Project PEA, capital costs for the processing facility were estimated to be USD$519 million, inclusive of a USD$104 million contingency. No major plant re-build or expansion was considered during the LOM, with sustaining capital set to maintain the equipment in operating condition. No allowance for salvage value was made.

Readers are cautioned that the 2019 Springpole Gold Project PEA is preliminary in nature, and as such includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2019 Springpole Gold Project PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Note: Base case parameters assume a gold price of USD$1,300/oz and a silver price of USD$20/oz (the same prices used in the 2017 Springpole Gold Project PEA), and an exchange rate (C$ to USD$) of 0.75. NPV is calculated as of the commencement of construction and excludes all pre-construction costs.

Highlights of the 2019 Springpole Gold Project PEA as compared to the 2017 Springpole Gold Project PEA are as follows:

Parameters	2019 PEA	2017 PEA
Mine life	12 years	12 years
Pre-production period	2.5 years	3 years
Initial capital cost	USD$809 million	USD$586 million
Base case gold price	USD$1,300 per oz	USD$1,300 per oz
Base case silver price	USD$20 per oz	USD$20 per oz
Exchange rate (CAD/USD)	0.75	0.75
Gold processing recovery	88%	80%
Silver processing recovery	93%	85%
Average annual payable production	353,900 oz Au and 1,937,000 oz Ag	296,500 oz Au and 1,632,000 oz Ag

1 Source: S&P Market Intelligence database as of November 6, 2019. Ranking among undeveloped primary gold resources per jurisdiction.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Economic Results	2019 PEA	2017 PEA
Pre-tax NPV at 5% discount rate	USD$1,233 million	USD$1,159 million
Pre-tax Internal rate of return	25.5%	32.3%
Post-tax NPV at 5% discount rate	USD$841 million	USD$792 million
Post-tax Internal rate of return	21.8%	26.2%
Non-discounted post-tax payback period	3.4 years	3.2 years
Direct operating cash costs	USD$575 per oz of Au equivalent (USD$514/oz of gold on a by-product basis)	USD$619 per oz of Au equivalent (USD$561/oz of gold on a by-product basis)
“All-in Sustaining” cash costs	USD$611 per oz of Au equivalent	USD$655 per oz of Au equivalent
Sustaining capital costs	USD$124 million, plus USD$26 million for closure costs	USD$117 million, plus USD$20 million for closure costs

Environmental Assessment Process

The Springpole permitting timeline is as follows:

The ongoing priority at Springpole Gold Project is to continue to advance the project through the provincial and federal environmental assessment (“EA”) processes, both of which are currently underway. The goal is to prepare a synchronized Environmental Impact Statement (“EIS”) that satisfies both the federal and provincial requirements.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

●
The federal EA process was initiated through the submission of a Project Description (“PD”) to the Canadian Environmental Assessment Agency (the “Agency”) in February 2018. The PD was used by the Agency to determine whether an EA was required for the Springpole Gold Project and to prepare guidelines regarding the completion of an EA. On April 20, 2018, the Agency determined that a federal EA is required for the Springpole Gold Project, and EIS guidelines for the federal EA were issued to First Mining on June 19, 2018. The EIS is expected to be submitted to the Impact Assessment Agency of Canada during Q2 2021, and project approval is expected to take approximately 24 months, after which permitting for construction can commence.

●
For the provincial process, First Mining entered into a Voluntary Agreement with the Ontario Ministry of Environment, Conservation and Parks (“MECP”) (formerly MOECC) in April 2018 to conduct an EA for the project. There are two main stages in the provincial EA process, namely the development of Terms of Reference (“ToR”) and the development of the EA Report. The ToR is a work plan which will outline how the EA will be prepared. The ToR will address the community consultation and engagement plan, key components of the project, and the range of alternatives that will be considered by First Mining.

●
First Mining commenced community consultation and engagement with the communities of interest in July 2018 and has held consultation meetings with Indigenous communities and other stakeholders. The Company is now in its second round of consultation in readiness for the preparation of the ToR. First Mining continues with community consultations and engagement and submitted the second draft of the ToR to MECP on January 21, 2020. First Mining anticipates completing another round of consultation and receiving final approval of the ToR by Q4 2020.

●
While the permitting process is ongoing, the Company continued to undertake a “data gap assessment” on the environmental baseline work required at Springpole Gold Project to identify any remaining work requirements. Data collection programs to further advance the EA processes for the summer of 2020 will include aquatic environs, hydrology, surface water quality monitoring, hydrogeology, geotechnical investigation, and tailings and mine rock geochemical characterization.

The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared after taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. To meet the requirements of the EIS, the Company has already undertaken a broad range of environmental baseline studies at Springpole Gold Project to collect biophysical data, which includes fish community and habitat surveys, species at risk surveys, atmospheric environment surveys as well as surface, groundwater and hydrology surveys. Currently, the Company is collecting environmental baseline data and other information to prepare an EIS for Springpole Gold Project. The Company chose to continue to stay in the Canadian Environmental Assessment Act, 2012 permitting process and not move to the newly enacted Impact Assessment Act process.

Goldlund Gold Project, Ontario

Goldlund Gold Project is an advanced exploration stage asset located in northwestern Ontario, approximately 60 km northeast of the town of Dryden. It consists of 1,349 mining claims (totaling 27,255 hectares), 27 patented claims (totaling 433 hectares), 1 mining lease (48.56 hectares), and 1 License of Occupation (74.84 hectares). Goldlund Gold Project currently hosts 809,200 ounces of gold in the Indicated category and 876,954 ounces of gold in the Inferred category. Drilling in 2019 and early 2020 was completed on the Project to better define both the extension of the existing resource area and the regional scale potential. The large land package has considerable exploration potential, with the property extending over a strike-length of over 50 km with multiple exploration targets identified, including the Miller Prospect which was most recently drilled in late 2019. The Project is in an area with excellent infrastructure and is accessible from a provincial highway.

 A technical report titled “Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, Ontario”, which has an effective date of March 15, 2019, was prepared by WSP and was filed by the Company on SEDAR on April 1, 2019, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Mining at the Goldlund Gold Project in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has year-round road access from Ontario Highway 72, which is 2 km to the south, and regional power lines are located 15 km to the north.

Transaction with Treasury Metals

On June 3, 2020, First Mining entered into a definitive share purchase agreement with Treasury Metals, pursuant to which Treasury Metals will acquire all of the issued and outstanding shares of Tamaka. Under the terms of the Share Purchase Agreement, upon closing First Mining will receive total consideration comprised of (i) 130 million common shares of Treasury Metals; (ii) 35 million TML Warrants with an exercise price of $0.50 for a 3-year term; (iii) a 1.5% NSR royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) milestone payments totaling $5 million, payable in cash, on certain key advancements at Goldlund. Upon closing First Mining will hold approximately 40% of the issued and outstanding shares of Treasury Metals (on an undiluted basis) and will also have the right to appoint three nominees to the board of directors of Treasury Metals.

Details of the milestone payments are as follows:

●
$2.5 million payable upon receipt of a mining lease to extract material from an open pit mine at Goldlund; and
●
$2.5 million payable upon 300,000 tonnes of ore that can form the basis of a mineral reserve being extracted from a mine at Goldlund.

First Mining intends to distribute up to 70 million TML Shares received under the Transaction, along with all 35 million TML Warrants, to First Mining shareholders within 12 months of closing. Completion of the Transaction is subject to customary closing conditions, including approval of a majority of the votes cast by the shareholders of Treasury Metals at a shareholder meeting, and approval of the Toronto Stock Exchange in connection with the 130 million TML Shares and the 35 million TML Warrants being issued under the Transaction. Treasury Metals has called an annual general and special meeting of its shareholders to be held August 5, 2020, and at such meeting, the shareholders of Treasury Metals will be asked to approve the Transaction. If the transaction is approved by the shareholders of Treasury Metals, closing of the Transaction is expected to occur on August XX, 2020.

Entering into the Share Purchase Agreement was considered an indicator of impairment and evidence of conditions that existed at June 30, 2020. Therefore, during the six months ended June 30, 2020, the Company completed an impairment test and recorded an impairment of the Goldlund project amounting to $22,498,000 (2019 - $nil), based on the recoverable amount (FVLCS) indicated by the Share Purchase Agreement. In determining the recoverable amount, management estimated the fair value of the 130 million TML Shares based on quoted market prices, the fair value of the 35 million TML Warrants based on a Black-Scholes option valuation and the fair value of the 1.5% royalty and milestone payments totaling $5 million based on a probability weighted discounted cash flow model. The recoverable amount estimate is sensitive to changes in the milestone payment probability assumptions and the discount rate applied to the associated cash flows of 6.50%. The impairment fair value estimate is a Level 3 fair value measurement.

Upon signing of the Share Purchase Agreement on June 3, 2020, the disposal group for Goldlund was considered to be a disposal group held for sale. Upon classification of the Goldlund disposal group as held for sale, the Company reclassified $77,867,000 from the Goldund Gold Project balance to non-current assets held for sale. As at June 30, 2020, the carrying value of Goldlund is $77,867,000 (December 31, 2019 - $98,894,000).

Updated Mineral Resource Estimate

On March 27, 2019, the Company announced the results of an updated mineral resource estimate for the Goldlund Gold Project, which has an effective date of March 15, 2019 and was prepared by WSP Canada Inc. (“WSP”) of Sudbury, Ontario (the “2019 Goldlund Gold Project Resource Estimate”). A summary of the overall changes detailed in the 2019 Goldlund Gold Project Resource Estimate is as follows:

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

●
In total, indicated resource Au ounces (“oz”) increased by 248,700 oz. This increase in oz corresponds to an increase in tonnage of 3,535,900 tonnes from 9,324,100 tonnes at an average grade of 1.87 g/t Au to 12,860,000 tonnes at an average grade of 1.96 g/t Au.
●
In total, inferred resource Au oz decreased by 628,400 oz, after adjusting for the proportion of Inferred resource tonnes removed due to the upgrade of certain tonnes to the indicated resource category. This represents an overall reduction in tonnage of 22,533,000 tonnes from 40,895,000 tonnes at an average grade of 1.33 g/t Au to 18,362,000 tonnes at an average grade of 1.49 g/t Au.

In summary, the 2019 Goldlund Gold Project Resource Estimate incorporated approximately 40,000 m of incremental drilling, the bulk of which was focused on Zone 7. While the increased data density and geological understanding of the deposits resulted in increased confidence of the resource, adding 3,535,900 tonnes at an average grade of 1.96 g/t Au, it also resulted in a large reduction in the number of tonnes and ounces in the inferred resource category.

Further details can be found in the technical report for the 2019 Goldlund Gold Project Resource Estimate entitled “Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, Ontario”, which was prepared by WSP and filed by the Company on SEDAR on April 1, 2019.

“Main Zone” 2019/2020 Drill Program

After the completion of the 2019 drilling at Miller, the exploration program moved to the Goldlund Gold Project Main Zone area, and a new drill program is currently underway, due for completion later in 2020.

The initial phase of this drill program was completed in March 2020 (prior to a temporary field program shutdown at Goldlund due to COVID-19, which coincided with the scheduled mid-March break), and consisted of 39 holes (approximately 7,300 m), with the overall program’s focus being to define and extend mineralization in the eastern and western portions of Zones 1, 2, 3 and 4. Fourteen of these holes (approximately 2,500 m) were drilled in 2019, with a further 25 holes (approximately 4,800 m) drilled in Q1 2020, with holes primarily targeting the Zone 2 and 3 areas. A further 9 holes (approximately 1,600 m) were completed when the program restarted in May after the COVID-19 shutdown. To date, a total of 48 holes (approximately 8,958 m) have been completed at the Main Zone as part of the 2019 – 2020 drill program. Drilling at the Main Zone is focused on delineating mineralization between the currently defined zones of the Goldlund Gold Project deposit. The main Goldlund Gold Project deposit that hosts the current mineral resource estimate remains open along strike to the northeast, to the southwest, and at depth.

2019 Regional drill program

In 2019, the Company completed a 32-hole drill program at its Miller prospect on the Goldlund Gold Project, for a total of 6,130 m. Miller is located approximately 10 km northeast and along strike of the current resource area at the Goldlund Gold Project. Work consisted of infill drilling of the area tested in 2018, as well as step-out drilling to the northeast and southwest along strike. The 2019 drilling tested a total strike length of up to 900 m, with drill spacing largely between 25 m and 50 m, and followed on the strong results achieved in 2018, which included 108 m of 2.43 g/t Au, and frequent occurrences of visible gold within the drill core.

Since drilling first commenced on the Miller prospect in 2018, a total of 40 holes (7,386 m) have been drilled, successfully outlining mineralization over a strike length of approximately 450 m. Low grade gold mineralization encountered in gabbro in hole MI-19-037 (0.17 g/t Au over 15.0 m), which was drilled to test a possible northeast extension of Miller, demonstrates that this northeast area may still be a viable target for follow-up soil and rock sampling.

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project covers an area of 26,650 hectares in Newfoundland, including six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by Mercator Geological Services Limited, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 m below surface with vent raise, line-power to site, commercial barge and landing craft ramp, air strip, and a strong local labour force. Hope Brook Gold Project was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

The Company continues to collect environmental baseline data for permitting and the understanding of site environmental conditions.

In Q3 2019, the Company commenced a waste rock characterization and economic study of marketable aggregates at the Hope Brook Gold Project site. In addition, low cost geological mapping, soil sampling, surface and groundwater quality programs will continue for environmental data collection purposes.

Cameron Gold Project, Ontario

The Cameron Gold Project covers an area of 49,574 hectares in northern Ontario and comprises 24 patented claims, 1,790 mining claims, 4 mining leases, and 7 Licenses of Occupation. The Cameron Gold Project deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, prepared by Optiro Pty Limited, was filed by the Company on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. There is year-round road access to the property from the nearby highway and power lines within 20 km.

During 2019, the Company conducted minimal environmental studies, including surface and groundwater quality monitoring programs to support a potential environmental assessment or permitting application in the future. In addition, the Company undertook an ore sorting test program on selected core samples, along with low cost maintenance of site infrastructure.

Pickle Crow Gold Project, Ontario

The Pickle Crow Gold Project covers an area of 19,033 hectares and comprises 104 patented claims and 932 mining claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, prepared by Micon International and dated June 15, 2018, was filed by the Company on SEDAR on August 23, 2018, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. Extensive infrastructure in place or proximal to the Pickle Crow Gold Project includes a 200 tonne per day gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. The Pickle Crow Gold Project was a former high-grade operating mine until the late 1960s. The Pickle Crow Gold Project is owned by PC Gold Inc., a wholly-owned subsidiary of the Company.

On January 27, 2020, the Company entered into a binding term sheet with Auteco whereby Auteco may earn up to an 80% interest in the Pickle Crow Gold Project. On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement, which replaced the Term Sheet. Pursuant to the Earn-In Agreement, Auteco can earn a full 80% equity interest in PC Gold by (a) incurring a total of $10,000,000 in exploration expenditures over five years, (b) making cash payments to First Mining totaling $4,100,000 (of which the Company has received $100,000 to date), and (c) issuing 125 million shares of Auteco to First Mining (of which the Company has received 25 million shares to date). First Mining will also retain a 2% NSR Royalty, 1% of which can be purchased by Auteco for USD $2,500,000. During the term of the Earn-In Agreement, Auteco will incur all program costs and manage the Pickle Crow exploration activity.

During the six months ended June 30, 2020, the Company received the scheduled consideration in cash of $100,000 and 25 million shares of Auteco with a fair value on receipt of $740,000 under the terms of the Earn-in Agreement. In addition, Auteco incurred a total of $781,000 in exploration expenditures during the six months ended June 30, 2020.

On February 28, 2019, the Company received a letter from the Acting Director, Mine Rehabilitation, at the Ontario Ministry of Energy, Northern Development and Mines (“MENDM”), which required the Company to submit a schedule for the development of a closure plan amendment for the Pickle Crow Gold Project. The Company complied with the requirement and submitted the schedule for the development of a closure plan amendment on March 29, 2019. The submission of a closure plan amendment complete with cost estimates was initially due on November 1, 2019. The Company has been granted an extension and is required to submit the closure plan amendment and cost estimates to the MENDM by January 6, 2021; the Company has engaged consultants to assist with developing this plan. Pursuant to the Earn-In Agreement, Auteco is required to reimburse the Company for a pro rata amount of its expenses with respect to any related bond requirements for the mine closure plan once it has completed the first stage of the Earn-In.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Tier 2 and 3 Projects

The following table sets out the Company’s Tier 2 and 3 projects by region. These projects are 100%-owned by the Company with the exception of Duparquet Gold Project. The Company has a 10% indirect ownership interest in the Duparquet Gold Project and a 100% interest in the Central Duparquet Property.

Canada	USA
Duquesne, Québec	Turquoise Canyon, Nevada(1)
Pitt, Québec
Duparquet, Québec
Joutel, Québec
Morris, Québec
Horseshoe Island, Ontario
Lac Virot, Newfoundland

 (1) Property under option to a third party. Please see further discussion below.

For further information on the Company’s Tier 2 and 3 projects, see the Company’s Annual Information Form for the year ended December 31, 2019 which is available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov, and on the Company’s website at www.firstmininggold.com.

NSR on the Duquesne Gold Project, Québec

In connection with an agreement entered into by Clifton Star Resources Inc. ("Clifton Star") on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased 0.5% of a 3% NSR royalty on the Duquesne Gold Project for $1,000,000 in cash. Per the terms of this agreement, beginning June 2019, the remaining 2.5% NSR must be purchased over the ensuing five years in tranches of 0.5% for $1,000,000 for each tranche. Management is currently in discussions with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this royalty repurchase.

Sale of Mexican Exploration Projects

On April 28, 2020, the Company entered into a share purchase agreement with a third-party private company (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding shares of 0924682 B.C. Ltd. and 1089568 B.C. Ltd., two wholly-owned subsidiaries of the Company that hold all of the shares of two Mexican subsidiaries that owned all of the Company’s Mexican mineral properties. Consideration consisted of nominal cash, and the grant to the Company of a 2% NSR on 10 of the 11 mineral properties. The Purchaser has the right to buy-back 1% of each of these 10 NSRs by paying US$1 million to the Company for each NSR in respect of which the buy-back right is exercised. From the date of this sale transaction, First Mining no longer holds any mineral properties in Mexico, and this will allow the Company to focus its capital and resources on its Canadian mineral properties. The transaction resulted in a $303,000 loss on disposal of subsidiaries recorded on the statement of net loss and comprehensive loss for the six months ended June 30, 2020, and recycling of currency translation adjustment on disposal of Mexican subsidiaries amounting to $630,000.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

SELECTED QUARTERLY FINANCIAL INFORMATION

	2020-Q2	2020-Q1	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2018-Q4	2018-Q3
Net Loss	$(19,531)	$(1,462)	$(2,274)	$(1,643)	$(1,315)	$(1,727)	(5,658)	$(937)
Write-down of Mineral Properties	22,498	-	-	341	-	-	4,181	-
Net Loss Excluding Certain Non-cash Items(1)(2)	(884)	(990)	(1,402)	(970)	(840)	(1,153)	(1,085)	(910)
Basic and Diluted Net Loss Per Share (in dollars)(3)	(0.03)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)
Financial Position (in $000s):
Cash and Cash Equivalents	6,475	10,497	5,902	5,687	8,396	3,059	5,115	6,950
Working Capital(1)	8,596	9,946	5,780	8,360	10,627	5,491	7,536	9,688
Marketable Securities	5,601	1,398	1,775	3,503	2,979	2,669	2,597	2,651
Mineral Properties	159,630	256,532	252,815	248,509	246,411	245,169	244,129	246,652
Non-current Assets Held for Sale	77,993	-	-	-	-	-	-	-

Total Assets	258,044	276,776	268,020	263,470	263,381	256,463	257,532	262,146
Total Non-Current Liabilities	$1,959	$3,306	$3,139	$-	$-	$-	$-	$-

(1)
 These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
 “The certain non-cash items excluded” refers to the “Share-based payments”, “Write-down of mineral properties”, “Marketable securities fair value gain”, “Loss on disposal of subsidiaries” and “Deferred income tax expense (recovery)”.
(3)
 The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods.

Quarterly results are discussed relative to the preceding quarter’s results in the following paragraphs

The most significant variances in net loss quarter to quarter is typically due to non-cash expenses such as share-based payments expense, write-down of mineral properties, marketable securities fair value gain recorded in net loss, loss on disposal of subsidiaries and deferred income tax recovery (expense). Share-based payments fluctuate due to the timing of stock option grants and associated vesting, the number of underlying options granted and the associated fair value dollar amount calculated at the time of the grant. In 2020‐Q2 there was a $22,498,000 non‐cash write‐down of the Goldlund Gold Project, and a deferred tax recovery of $1,385,000 was recorded as a result of the write-down. In addition, a marketable securities fair value gain on Auteco shares, which were received in 2020-Q2, was recorded through profit or loss. Lastly, as a result of sale of Mexican properties during 2020-Q2, the Company recorded a $303,000 loss on disposal of subsidiaries, and recycled currency translation adjustment on disposal amounting to $630,000.

In 2020-Q2 there was an increase in professional and consulting fees compared to 2020-Q1 due to the Auteco and Treasury Metals transactions closing costs. In 2020-Q1 there was a decrease in marketing expenses compared to 2019-Q4 due to a reduction in marketing campaigns. In 2019-Q4 a bonus accrual was recorded as at December 31, 2019, resulting in an increase in salaries when compared to the 2019-Q3. In 2019-Q3 there was an increase in professional fees in connection with the base shelf prospectus and arrangement of an ATM facility. In 2019-Q2 there was a decrease in marketing expenses compared to 2019-Q1 due to fewer conferences attended and fewer marketing campaigns. In 2019-Q1 there was an increase in marketing expenses compared to 2018-Q4 due to an increase in conference attendance and marketing campaigns. Furthermore, in 2018-Q4 there was a $4,181,000 non-cash write-down of the Company’s Mexican mineral properties and a non-recurring severance payment of $300,000. In 2018-Q3 there was a decrease in marketing expenses as compared to 2018-Q2, due to a reduction in marketing activities by the Company.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

In terms of cash and cash equivalents, variances between quarters depend on the amount, type and timing of work being performed on the Company’s mineral property portfolio, classified under investing activities in the statements of cash flows. In 2020-Q2, the Company sold 532,000 common shares of the Company under the ATM program for net proceeds of $129,000, classified under financing activities in the statements of cash flows, and incurred $2,939,000 in mineral property expenditures, classified under investing activities in the statements of cash flows. In 2020-Q1, the Company completed a non-brokered private placement financing including the issuance of flow-through common shares, which provided net cash inflows of $9,154,000, classified under financing activities in the statements of cash flows. In 2020-Q1, the Company incurred $3,255,000 in mineral property expenditures, classified under investing activities in the statements of cash flows.

The fluctuation in total assets from one quarter to the next is primarily a function of decreases in cash used to fund operating activities, increases in cash from private placements, changes in the fair value of marketable securities and mineral property investments, and additions to or write-down of mineral property balances. It is worth noting that cash used in investing activities for the purposes of exploration and development work being performed on the Company’s mineral properties remains within total assets, given that these amounts are capitalized in connection with the Company’s accounting policies.

The fluctuation in total non-current liabilities from one quarter to the next is primarily a function of classification of the lease liability and environmental reclamation provision between current and non-current liabilities, changes in deferred tax liabilities as a result of a write-down of mineral properties and incurring eligible flow-through expenditures.

In 2020-Q2, upon classification of the Goldlund disposal group as held for sale, the Company reclassified $77,867,000 from the Goldund Gold Project balance to non-current assets held for sale. In addition to the mineral property balances, non-current assets held for sale include property and equipment.

MINERAL PROPERTY BALANCES

The Company continues with its environmental data collection, permitting and Indigenous consultation processes at its Tier 1 Canadian mineral properties, focusing primarily on the Springpole Gold Project and the Goldlund Gold Project. At the Springpole Gold Project, the goal in 2020 is to continue to advance permitting and to substantially complete the PFS. The Company also expects in Q3 2020 to close its announced transaction with Treasury Metals, after which it will hold a large equity position in Treasury Metals who will be advancing the Goliath-Goldlund gold project. Regarding First Mining’s broader gold asset portfolio, including the Hope Brook Gold Project and the Cameron Gold Project, the priority is to complete low-spend, incremental work, including baseline environmental studies, internal scoping studies and potential reconnaissance mapping and exploration work.

In addition to the above mineral property balances, $6,300,000 (December 31, 2019 - $5,398,000) is recorded as mineral property investments on the statements of financial position, which represents the Company’s 10% indirect interest in the Duparquet Gold Project in Québec, Canada. During the six months ended June 30, 2020, management determined that there was an increase in the fair value of mineral property investments and a fair value gain of $903,000 (six months ended June 30, 2019 - $nil) was recorded.

The Company’s $7,318,000 expenditures on mineral properties during the six months ended June 30, 2020 (six months ended June 30, 2019 - $2,546,000) are primarily related to the following:

Springpole Gold Project

During the six months ended June 30, 2020, the Company incurred expenditures of $711,000 in connection with geotechnical drilling, $836,000 in connection with pre-feasibility work, and $347,000 in connection with the continuation of environmental fieldwork. In the prior year period, the Company incurred expenditures of $200,000 in connection with the completion of metallurgical testwork and $111,000 in connection with the continuation of environmental fieldwork.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Goldlund Gold Project

During the six months ended June 30, 2020, the Company incurred $1,078,000 in connection with the 2020 drill campaign of approximately 6,500 m. In contrast, in the prior year period the Company incurred $43,000 in connection with the reporting of an updated mineral resource estimate for the Goldlund Gold Project, which incorporated management salary allocations.

Entering into the Share Purchase Agreement with Treasury Metals during the six months ended June 30, 2020, was considered an indicator of impairment and evidence of conditions that existed at June 30, 2020. Therefore, during the six months ended June 30, 2020, the Company completed an impairment test and recorded an impairment of the Goldlund Gold Project amounting to $22,498,000 (2019 - $nil), based on the FVLCS indicated by the Share Purchase Agreement. In addition, Goldlund was considered to be a disposal group held for sale. Upon classification of the Goldlund disposal group as held for sale, the Company reclassified $77,867,000 from the Goldund Gold Project balance to non-current assets held for sale.

Hope Brook Gold Project

During the six months ended June 30, 2020, the Company incurred expenditures of $87,000 for an aggregate study and made its annual advanced royalty payment of $20,000 on the Hope Brook Gold Project. In the prior year period, the Company made its annual advanced royalty payment on the Hope Brook Gold Project and conducted aquatic environmental baseline studies.

Pickle Crow Gold Project

During the six months ended June 30, 2020, the Company incurred $20,000 in mineral land taxes, and capitalized $781,000 in exploration expenditures incurred by Auteco on the Pickle Crow Gold Project. In the prior year period, the Company incurred $16,000 in mineral land taxes.

Other Mineral Properties

Net expenditures on the Company's other mineral properties were $117,000 in the first half of 2020, compared with net recoveries of $2,000 in the first half of 2019. The main increase in expenditures was due to the Company receiving initial consideration from Gainey Capital Corp. (“Gainey”) pursuant to the option agreement on the Company’s Las Margaritas gold project, which was recorded as a recovery in 2019.

Share-based Payments (non-cash)

During the six months ended June 30, 2020, the Company capitalized $350,000 in share-based payments compared to $363,000 in 2019, which is predominantly a function of the lower fair value per option in 2020 ($0.12 per option in 2020 compared to $0.20 per option in 2019).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

As at June 30, 2020 and December 31, 2019, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

(in $000s)
	Balance December 31, 2019	2020 expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal, assets held for sale reclassification or write-down of mineral properties	Balance June 30, 2020
Springpole Gold Project	$76,775	$4,706	$-	$-	$-	$81,481
Goldlund Gold Project	98,894	1,471		-	(100,365)	-
Hope Brook Gold Project	20,071	166		-	-	20,237
Cameron Gold Project	27,374	82		-	-	27,456
Pickle Crow Gold Project	19,263	858	-	-	-	20,121
Duquesne Gold Project	5,133	7		-	-	5,140
Pitt Gold Project	2,084	-		-	-	2,084
Others	2,615	23		-	-	2,638
Canada Total	$252,209	$7,313	$-	$-	$(100,365)	$159,157
Mexico	154	5	-	8	(167)	-
USA	452	-	-	21	-	473
Total	$252,815	$7,318	$-	$29	$(100,532)	$159,630

(in $000s)
	Balance December 31, 2018	2019 expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal, assets held for sale reclassification or write-down of mineral properties	Balance December 31, 2019
Springpole Gold Project	$73,378	$3,397	$-	$-	$-	$76,775
Goldlund Gold Project	96,604	2,290		-	-	98,894
Hope Brook Gold Project	19,581	490		-	-	20,071
Cameron Gold Project	27,032	342		-	-	27,374
Pickle Crow Gold Project	16,754	2,559	(50)	-	-	19,263
Duquesne Gold Project	5,091	42		-	-	5,133
Pitt Gold Project	2,082	2		-	-	2,084
Others	2,559	56		-	-	2,615
Canada Total	$243,081	$9,178	$(50)	$-	$-	$252,209
Mexico	244	99	(179)	(10)	-	154
USA	804	46	(25)	(32)	(341)	452
Total	$244,129	$9,323	$(254)	$(42)	$(341)	$252,815

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

RESULTS OF CONTINUING OPERATIONS

For the three and six months ended June 30, 2020 and 2019

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the unaudited Condensed Interim Consolidated Financial Statements:

(in $000s)	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

EXPENDITURES
General and administration	$1,127	$539	$1,647	$1,076
Exploration and evaluation	127	189	286	377
Investor relations and marketing communications	188	103	424	517
Corporate development and due diligence	61	50	132	82
Share-based payments (non-cash)	244	475	649	1,049
Write-down of mineral properties (non-cash)	22,498	-	22,498	-
Loss from operational activities	(24,245)	(1,356)	(25,636)	(3,101)

OTHER ITEMS
Foreign exchange gain (loss)	629	(2)	607	(4)
Other expenses	(26)	(7)	(46)	(61)
Interest and other income	16	50	54	124
Marketable securities fair value gain	3,013	-	3,013	-
Loss on disposal of subsidiaries	(303)	-	(303)	-
Loss before income taxes	$(20,916)	$(1,315)	$(22,311)	$(3,042)
Deferred income tax recovery (non-cash)	1,385	-	1,318	-
Net loss for the period	$(19,531)	$(1,315)	$(20,993)	$(3,042)

Other comprehensive income (loss)
Items that will not be reclassified to net loss:
Marketable securities fair value gain	450	139	73	151
Mineral property investments fair value gain	567	-	903	-
Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	(29)	(24)	35	(48)
Recycling of currency translation adjustment on disposal of foreign subsidiaries	(630)	-	(630)	-
Other comprehensive income	358	115	381	103

Net loss and comprehensive loss for the period	$(19,173)	$(1,200)	$(20,612)	$(2,939)

Second Quarter 2020 Compared to Second Quarter 2019

For the three months ended June 30, 2020, net loss for the period (excluding write-down of mineral properties) has decreased by $4,282,000 compared to the three months ended June 30, 2019. This change was explained by the following:

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Write-down of mineral properties

Write-down of mineral properties increased by $22,498,000 during the three months ended June 30, 2020 compared to the same period in 2019. This increase is due to the Company recording an impairment of the Goldlund Gold Project, based on the recoverable amount (FVLCS) indicated by the Share Purchase Agreement with Treasury Metals.

Marketable securities fair value gain

Marketable securities fair value gain increased by $3,013,000 during the three months ended June 30, 2020 compared to the same period in 2019. The Company received the 25 million shares of Auteco in connection with its option to acquire PC Gold Inc., and classified Auteco shares as FVTPL. Based on changes in fair value of Auteco shares from the date of receipt to June 30, 2020, a marketable securities fair value gain was recorded in net loss.

Deferred income tax recovery

Deferred income tax recovery increased by $1,385,000 during the three months ended June 30, 2020 compared to the same period in 2019, as a result of the Goldlund Gold Project write-down.

General and Administration

General and administration increased by $588,000 during the three months ended June 30, 2020 compared to the same period in 2019. This increase is predominantly due to incurring professional and consulting fees in connection with the Auteco and Treasury Metals transactions.

Share-based Payments (non-cash)

Share-based payments decreased by $231,000 during the three months ended June 30, 2020 compared to the same period in 2019, primarily due to a lower number of incentive stock options granted in the second quarter of 2020 (1,100,000 options granted in the three months ended June 30, 2020 as compared to 2,750,000 granted in the three months ended June 30, 2019), and due to a lower fair value per option in 2020 ($0.12 per option in 2020 compared to $0.20 per option in 2019).

Investor Relations and Marketing Communications

Investor relations and marketing communications increased by $85,000 during the three months ended June 30, 2020 compared to the same period in 2019. This increase is predominantly due to increase in marketing campaigns during the second quarter of 2020.

Other Functional Expenses

The amounts in exploration and evaluation and corporate development and due diligence were comparable between periods.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

For the six months ended June 30, 2020, net loss for the period (excluding write-down of mineral properties) has decreased by $4,547,000 compared to the six months ended June 30, 2019. This change was explained by the following:

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Write-down of mineral properties

Write-down of mineral properties increased by $22,498,000 during the six months ended June 30, 2020 compared to the same period in 2019. This increase is due to the Company recording an impairment of the Goldlund Gold project, based on the recoverable amount (FVLCS) indicated by the Share Purchase Agreement with Treasury Metals.

Marketable securities fair value gain

Marketable securities fair value gain increased by $3,013,000 during the six months ended June 30, 2020 compared to the same period in 2019. The Company received the 25 million shares of Auteco in connection with its option to acquire PC Gold Inc., and classified Auteco shares as FVTPL. Based on changes in fair value of Auteco shares from the date of receipt to June 30, 2020, a marketable securities fair value gain was recorded in net loss.

Deferred income tax recovery

Deferred income tax recovery increased by $1,318,000 during the six months ended June 30, 2020 compared to the same period in 2019, as a result of the Goldlund Gold Project write-down.

General and Administration

General and administration increased by $571,000 during the six months ended June 30, 2020 compared to the same period in 2019. This increase is predominantly due to incurring professional and consulting fees in connection with the Auteco and Treasury Metals transactions.

Share-based Payments (non-cash)

Share-based payments decreased by $400,000 during the six months ended June 30, 2020 compared to the same period in 2019, primarily due to a lower fair value per option in 2020 ($0.12 per option in 2020 compared to $0.20 per option in 2019).

Investor Relations and Marketing Communications

Investor relations and marketing communications decreased by $93,000 during the six months ended June 30, 2020 compared to the same period in 2019. This decrease is due to Company attending fewer conferences in 2020.

Other Functional Expenses

The amounts in exploration and evaluation and corporate development and due diligence were comparable between periods.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Six months ended June 30,
	2020	2019
CASH PROVIDED BY (USED IN)
Operating activities	$(2,441)	$(1,814)
Investing activities	(6,263)	(2,217)
Financing activities	9,327	7,313
Foreign exchange effect on cash	2	(1)
CHANGE IN CASH AND CASH EQUIVALENTS	625	3,281
Working capital(1)	8,596	10,627
Cash and cash equivalents, beginning	5,902	5,115
Cash and cash equivalents, ending	$6,527	$8,396
(1)
Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Cash and Cash Equivalents

The increase of $625,000 in cash and cash equivalents from $5,902,000 at December 31, 2019 to $6,527,000 at June 30, 2020 was primarily due to cash raised from the 2020 Offering, offset by cash used in operating activities and investing activities which comprised technical analysis, drilling, environmental and permitting activities at Springpole Gold Project and drilling at Goldlund Gold Project, in addition to General and Administration expenditures.

Operating Activities

Cash used in operating activities increased by $627,000 during the six months ended June 30, 2020 compared to the same period in 2019. This increase was driven by higher loss from operational activities excluding certain non-cash items, in particular an increase in professional and consulting fees during the six months ended June 30, 2020.

Investing Activities

For the period ended June 30, 2020, the cash used in investing activities of $6,263,000 was primarily a result of Canadian mineral property expenditures including the completion of metallurgical and geotechnical drilling and further hydrogeological studies for the Springpole Gold Project, completion of the 2019 drill program and initial phase of the drill Program at the Main Zone at the Goldlund Gold Project. In the prior year period, the cash used in investing activities of $2,217,000 was primarily a result of Canadian mineral property expenditures including the updated mineral resource estimate for the Goldlund Gold Project and completion of metallurgical tests for the Springpole Gold Project.

Financing Activities

Cash raised from financing activities during the six months ended June 30, 2020 was $9,327,000, of which $8,404,000 related to the funds raised from the private placements, $750,000 related to the funds raised from the Ausenco Offering, and $125,000 related to the sale of shares under the ATM program. In addition, $116,000 was related to the exercise of stock options and warrants. Cash raised from financing activities in the prior year period was $7,313,000, of which $7,270,000 related to the funds raised from the private placements, and $43,000 was related to the exercise of stock options and warrants.

Trends in Liquidity, Working Capital, and Capital Resources

As at June 30, 2020, the Company has working capital of $8,596non-current,000. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the six months ended June 30, 2020, the Company had negative cash flow from operating activities. The Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past and during the six months ended June 30, 2020, financed its activities by raising capital through issuances of new shares. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company will remain reliant on equity markets for raising capital until it can generate positive cash flow from operations to finance its exploration and development programs.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

The Company believes it has sufficient cash resources to maintain its mineral properties in good standing for the next twelve months.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at June 30, 2020 are summarized as follows:

(in $000s)	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,162	$1,162	$-	$-	$-
Current liabilities held for sale	201	201	-	-	-
Lease liability	759	163	330	266	-
Total	$2,122	$1,526	$330	$266	$-

Other material financial commitments as at June 30, 2020 consist of flow-through expenditure commitments of $1,100,000 (2019 - $1,900,000) to be incurred prior to December 31, 2021 to fulfill flow-through requirements from the Company’s December 18, 2019 private placement, and $876,000 (2019 - $nil) to be incurred prior to December 31, 2021 fulfill flow-through requirements from the Company’s February 14, 2020 private placement. In July 2020, the Government proposed to extend by 12 months the period to incur eligible flow-through share expenses due to COVID-19, and the deadlines above were adjusted for the proposed extension. Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.
OUTLOOK

First Mining is a Canadian gold developer focused on development and permitting of the Springpole Gold Project in northwestern Ontario. The Springpole Gold Project is one of the largest undeveloped gold assets in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category. A PFS is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company also expects in Q3 2020 to close its announced transaction with Treasury Metals, after which it will hold a large equity position in Treasury Metals who will be advancing the Goliath-Goldlund gold project towards construction. First Mining’s eastern Canadian property portfolio also includes the Pickle Crow (being advanced in partnership with Auteco), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

The Company continues its Indigenous community consultations related to its core Canadian mineral properties, and has been engaged in significant consultation efforts with local Indigenous communities in the Springpole Gold Project area since 2018 to support the ongoing federal and provincial EA processes, and in preparation for the Springpole Gold Project EIS.

The following is a summary of ongoing activities planned for the remainder of 2020:

●
The Company is planning to submit a final ToR to MECP for Springpole Gold Project. The ToR will provide a framework for the preparation of a provincial EA, and it will set out the Company’s work plan for addressing the legislated requirements of the Ontario Environmental Assessment Act when preparing the provincial EA. The Company is also working on the Federal EA under the Canadian Environmental Assessment Act.
●
The Company is continuing to advance the Springpole Gold Project PFS, which is targeted for completion in Q1 2021, and data collection and compilation of the EIS, which is targeted for submission in 2021 as well.
●
Ongoing technical and economic evaluations are underway at the Hope Brook Gold Project, the Cameron Gold Project and at the Québec projects to gain a better understanding of the potential of these projects.
●
Auteco is produced an updated resource estimate and commenced drilling at the Pickle Crow Gold Project, and are required to spend $750,000 on exploration expenditures within the first 12 months of the Earn-In Agreement, by Q1 2021. As at June 30, 2020, $781,000 was spent on exploration expenditures and thus satisfied this contractual requirement.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

Cash and cash equivalents are mainly held in interest bearing accounts at large Canadian financial institutions.

Marketable Securities

During the six months ended June 30, 2020, the Company received the 25 million shares of Auteco in connection with its option to acquire PC Gold Inc. These shares are classified as FVTPL. During the six months ended June 30, 2020, the Company also held shares in Gainey, which the Company received pursuant to the option agreement with Gainey on the Las Margaritas gold project, and other investments in publicly traded companies within the mining industry for strategic purposes.

(in $000s)	Silver One Resources Inc.	Gainey	Auteco	Other Marketable Securities	Total
Balance as at December 31, 2019	$-	$74	$-	$1,701	$1,775
Additions	-	-	740	-	740
(Loss) gain recorded in other comprehensive loss	-	(24)	-	97	73
Gain recorded in net loss			3,013	-	3,013
Balance as at June 30, 2020	$-	$50	$3,753	$1,798	$5,601

(in $000s)	Silver One Resources Inc.	Gainey	Auteco	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$-	$-	$1,607	$2,597
Additions	60	171	-	-	231
Dispositions	(1,758)	-	-	-	(1,758)
Gain (loss) recorded in other comprehensive loss	708	(97)	-	94	705
Balance as at December 31, 2019	$-	$74	$-	$1,701	$1,775

The Company holds marketable securities of publicly traded companies as strategic investments and has less than a 10% equity interest in each of the investees. During the year ended December 31, 2019, the Company sold 6,250,000 common shares of Silver One Resources Inc. for net proceeds of $1,750,000 with original cost of $6,360,000, and realized a cumulative loss on sale of $4,610,000 in other comprehensive loss.

In addition, subsequent to the end of the period, the Company received 805,698 shares of First Majestic Silver in partial consideration under the Silver Purchase Agreement at an aggregate deemed price of US$7,500,000.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Option – PC Gold

Auteco’s right to earn an interest in PC Gold pursuant to the Earn-In Agreement is a financial liability of First Mining. As a derivative, the Option – PC Gold liability is classified as FVTPL.

As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. Factors that are considered include:

●
Performance of the Auteco share price;
●
The amount or timing of Pickle Crow exploration expenditures incurred;
●
Updates to the NI 43-101 resource report (or Australian equivalent);
●
Milestone payment probability assumptions; and
●
Gold spot prices over the period from the Earn-In Agreement closing to June 30, 2020.

As at June 30, 2020, management has estimated a fair value for the Option – PC Gold liability of $1,621,000. Management has concluded that there were no developments in the period since inception that would indicate a material change in fair value and, accordingly, the Option – PC Gold liability remains recorded at the amount received from the counterparty. These amounts include cash, exploration expenditures incurred and the value, at the time of receipt, of the Auteco shares received.

Mineral Property Investments

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which are private companies which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project.

As there is no observable market data which can be used to determine the fair value of the Company’s mineral property investments, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:
●
Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
●
Gold spot prices over the period from the acquisition of the investment to June 30, 2020;
●
The Company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
●
Recent transactions involving mineral properties located in Quebec.

As at June 30, 2020, Management determined, as a function of the rising gold price environment, that there was an increase in the fair value of mineral property investments and a fair value gain of $903,000 was recorded (six months ended June 30, 2019 - $nil). As at June 30, 2020, the fair value of the Company’s mineral property investments was $6,300,000 (December 31, 2019 – $5,398,000).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the period ended June 30, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

NON-IFRS MEASURES

The Company has included a non-IFRS measure for “net loss excluding write-down of mineral properties (non-cash)”, “net loss excluding share-based payments, write-down of mineral properties (non-cash), marketable securities fair value gain, loss on disposal of subsidiaries and deferred income tax expense (recovery) (non-cash)” and “working capital” in this MD&A which should be read in conjunction with its financial statements which are prepared in accordance with IFRS as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34 Interim Reporting. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company determines working capital and net loss excluding share-based payments (non-cash), write-down of mineral properties (non-cash) and deferred income tax expense (recovery) (non-cash) as follows:

Quarterly Reconciliations:

Reconciliation as of the end of the period (in $000s)	2020-Q2	2020-Q1	2019-Q4	2019-Q3
Current assets	$12,863	$12,977	$8,329	$9,713
Less current liabilities	(4,267)	(3,031)	(2,549)	(1,353)
Working capital	$8,596	$9,946	$5,780	$8,360

Reconciliation as of the end of the period (in $000s)	2019-Q2	2019-Q1	2018-Q4	2018-Q3
Current assets	$11,747	$6,018	$8,118	$10,166
Less current liabilities	(1,120)	(527)	(582)	(478)
Working capital	$10,627	$5,491	$7,536	$9,688

Reconciliation for the three months ended (in $000s)	2020-Q2	2020-Q1	2019-Q4	2019-Q3
Net loss	$(19,531)	$(1,462)	$(2,274)	$(1,643)
Excluding share-based payments (non-cash)	244	405	215	332
Excluding write-down of mineral properties (non-cash)	22,498	-	-	341
Excluding marketable securities fair value gain	(3,013)	-	-	-
Excluding loss on disposal of subsidiaries	303	-	-	-
Excluding deferred income tax expense (recovery)	(1,385)	67	657	(141)
Net loss excluding certain non-cash items(1)	$(884)	$(990)	$(1,402)	$(1,111)

Reconciliation for the three months ended (in $000s)	2019-Q2	2019-Q1	2018-Q4	2018-Q3
Net loss	$(1,315)	$(1,727)	$(5,658)	$(937)
Excluding share-based payments (non-cash)	475	574	392	27
Excluding write-down of mineral properties (non-cash)	-	-	4,181	-
Excluding marketable securities fair value gain	-	-	-	-
Excluding loss on disposal of subsidiaries	-	-	-	-
Excluding deferred income tax expense (recovery)	-	-	-	-
Net loss excluding certain non-cash items(1)	$(840)	$(1,153)	$(1,085)	$(910)

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Annual Reconciliations:

Reconciliation as of the end of the period (in $000s)	June 30,2020	December 31, 2019	December 31, 2018
Current assets	$12,863	$8,329	$8,118
Less current liabilities	(4,267)	(2,549)	(582)
Working capital	$8,596	$5,780	$7,536

Reconciliation for the six months ended June 30 (in $000s)	2020	2019	2018
Net loss	$(20,993)	$(3,042)	$(5,050)
Excluding share-based payments (non-cash)	649	1,049	2,613
Excluding write-down of mineral properties (non-cash)	22,498	-	-
Excluding marketable securities fair value gain	(3,013)	-	-
Excluding loss on disposal of subsidiaries	303	-	-
Excluding deferred income tax expense (recovery) (non-cash)	(1,318)	-	-
Net loss excluding certain non-cash items(1)	$(1,874)	$(1,993)	$(2,437)

(1)
“The certain non-cash items excluded” refers to the “Share-based payments”, “Write-down of mineral properties”, "Marketable securities fair value gain”, “Loss on disposal of subsidiaries" and “Deferred income tax expense (recovery)”.

CHANGES IN ACCOUNTING POLICIES

The unaudited condensed interim consolidated financial statements for the six months ended June 30, 2020 were prepared using accounting policies consistent with those used in the audited annual consolidated financial statements for the year ended December 31, 2019.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The following discusses accounting policy judgment that may result in material changes in estimates used in the financial statements:

Impairment of mineral properties:

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. Based on the proposed transaction with Treasury Metals management identified an indicator of impairment as at June 30, 2020.

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities within the next financial period:

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Impairment Testing

As at June 30, 2020, an impairment test was performed for the Goldlund Gold Project. A market approach was taken whereby a discounted cash flow model was used to determine the recoverable amount of Goldlund, based on the consideration outlined by the Share Purchase Agreement with Treasury Metals. Aspects of the model were prepared internally with assistance from third-party advisors. Both observable and unobservable inputs were used in the model. The significant inputs used when performing the mineral property impairment test are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of comprehensive loss and the resulting carrying values of assets. In determining the recoverable amount, management estimated the fair value of the 130 million TML Shares based on quoted market prices, the fair value of the 35 million TML Warrants based on a Black-Scholes option valuation and the fair value of the 1.5% royalty and milestone payments totaling $5 million based on a probability weighted discounted cash flow model.

Determining amount and timing of reclamation provisions

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine or project may vary from the estimated amounts because there are uncertainties with respect to the extent of required future remediation activities, as studies are currently ongoing, and uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability, if any, as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Valuation of mineral property investments

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and Management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Changes to the property specific and market-based variables could result in the fair value being less than or greater than the amount recorded.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form for the year ended December 31, 2019 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning COVID-19. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Public Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this MD&A, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if the Company experiences limitations on employee mobility.

On March 24, 2020, the province of Ontario implemented an emergency order (the “Emergency Order”) mandating the closure of all non-essential workplaces in the province. The Emergency Order has since been extended and remains in effect, although most parts of the province are in varying stages of re-opening, and our exploration properties in Ontario are at present not directly affected by the Emergency Order. However, there can be no guarantee that re-opening process will not be reversed in the future or that governments in other provinces in which we have mineral properties will not pass similar orders reducing or preventing access to our properties. Any such orders may have a material adverse effect upon ongoing exploration programs at our properties and, ultimately, on our business and financial condition. At this point, the extent to which COVID-19 may impact the Company remains uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company's business, results of operations and financial condition.

As discussed above under “2020 Highlights”, the Company has temporarily demobilized the contractors and staff at its Springpole Gold Project and Goldlund Gold Project properties for a period. Although exploration activities have recommenced at those properties, there can be no assurance that the Company will not be required to demobilize its personnel and contractors again in the future. Any additional demobilization may have an adverse impact on the Company’s ability to conduct exploration and further advance its work programs on the affected properties.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, equity price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments had been 10% higher or lower as at June 30, 2020, total net loss and comprehensive loss for the six months ended June 30, 2020 would have decreased or increased, respectively, by approximately $1,190,000 (2019 - $740,000), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. During the first half of 2020, the Company operated in Canada, the United States, and Mexico, and a portion of the Company’s expenses were incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos. A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

During the six months ended June 30, 2020, the Company disposed of its Mexican subsidiaries, and is no longer exposed to the change in the currency exchange rates between the Canadian and Mexican currencies. As at June 30, 2020, the Company was exposed to currency risk on certain financial instruments denominated in USD. The Company does not have significant transactions or hold significant cash or other financial instruments denominated in USD currency. Therefore, the Company considers this risk to be immaterial.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not expect any credit losses.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

The following table summarizes the maturities of the Company’s financial liabilities as at June 30, 2020 based on the undiscounted contractual cash flows:

(in $000s)	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,162	$1,162	$1,162	$-	$-	$-
Current liabilities held for sale	201	201	201	-	-	-
Lease liability	606	759	163	330	266	-

As at June 30, 2020, the Company had cash and cash equivalents of $6,527,000 (December 31, 2019 – $5,902,000), of which $52,000 (December 31, 2019 - $nil) were classified in current assets held for sale.

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

QUALIFIED PERSONS

Hazel Mullin, P.Geo, Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at August 5, 2020.

The following table sets out all outstanding securities of the Company as of August 5, 2020.

	Number	Weighted Average Exercise Price	Expiry Date
Common shares – issued	634,341,453
Stock options(1)	49,435,000	$0.52	September 9, 2020 – April 1, 2025
Warrants(2)	64,485,657	$0.38	June 16, 2021 – July 2, 2025
Common shares - fully diluted	748,212,110
(1)
Each stock option is exercisable for one common share of the Company.
(2)
Each warrant is exercisable for one common share of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●
address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.
In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended June 30, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 30, 2020. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting at the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the 2019 Springpole Gold Project PEA; statements regarding the targeted completion date of the Springpole Gold Project PFS; statements regarding the potential increase in gold and silver recoveries at Springpole Gold Project; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the anticipated timing of closing of the Transaction with Treasury Metals and the Company's intentions to distribute up to 70 Million TML Shares received under the Transaction and 35 million TML Warrants to First Mining shareholders; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company's capitalization, financial condition and operations; statements regarding future share issuances under the ATM facility; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding the Company's belief that the increased understanding of the Goldlund Gold Project deposit will assist the Company in better targeting subsequent drill programs to potentially grow the current resource body at the Goldlund Gold Project; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s anticipated timing to receive final approval from the MECP of the ToR for the Springpole Gold Project, and consultations in respect thereof; statements regarding the Company's compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Pickle Crow Gold Project Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding Gainey's anticipated adherence to required payment and expenditure obligations pursuant to the Gainey Option Agreement; statements regarding anticipated completion of the “Main Zone” drill program and any subsequent phase of the work program; statements regarding the Company’s intention and proposed timing to conduct a waste rock characterization and economic study of marketable aggregates at the Hope Brook Gold Project, as well as geological mapping and soil sampling; statements regarding improved efficiency as a result of building new access roads to mineral properties; statements regarding the Company’s plans to complete low-spend, incremental work on its broader gold asset portfolio; statements regarding the Company’s engagement with local stakeholders; statements regarding the Company's ability to enter into agreements with local stakeholders including, but not limited to, local Indigenous groups; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s Annual Information Form for the year ended December 31, 2019 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of Management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2020

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.